HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074
TEL FAX	804 • 788 • 8200 804 • 788 • 8218

June 2, 2009

VIA EDGAR

Ms. Karen J. Garnett, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Cypress Sharpridge Investments, Inc.

Pre-Effective Amendment No. 14 to Registration Statement on Form S-11

Filed on June 2, 2009

Registration No. 333-142236

Dear Ms. Garnett:

As counsel to Cypress Sharpridge Investments, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 14 (“Amendment No. 14”) to the Company’s Registration Statement on Form S-11 (File No. 333-142236) (the “Registration Statement”), together with exhibits, and the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 20, 2009.

For convenience of reference, the Staff comment contained in your May 20, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Linda van Doorn, Dan Gordon, Eric McPhee, Kristina Aberg and Rochelle Plesset a courtesy copy of this letter and two courtesy copies of Amendment No. 14 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Pre-Effective Amendment No. 13 to the Registration Statement filed with the Commission on May 8, 2009. The changes reflected in Amendment No. 14 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Karen J. Garnett

June 2, 2009

Internalization Plans, page 89

1.	Please expand your disclosure throughout the filing to clarify how the acquisition of your Manager will be accounted for. Refer to paragraphs B15 and A78 and following of SFAS 141R. Since this represents a probable acquisition, clarify the consideration you gave to including the historical financial statements for the Manager under Rule 3-05 of Regulation S-X and the pro forma financial statements giving effect to the acquisition under Article 11 of Regulation S-X. In addition, clarify the consideration given to discussing in MD&A the effect on operating expenses of being internally versus externally managed.

RESPONSE: The Company believes no additional disclosure is required to be added to the prospectus to address the questions in the Staff’s comment related to the internalization of the Company’s Manager. The Company addresses each of the Staff’s comments below in detail.

How will the Company Account for the Acquisition of the Manager? As disclosed throughout the prospectus, the Company currently is unsure as to the exact structure of the internalization of the Manager. It is possible that the Company may acquire the equity interests of the Manager or its sub-advisors or may acquire the assets and assume the liabilities of the Manager or its sub-advisors. Pursuant to the management agreement between the Company and the Manager, the Manager is not entitled to receive a termination fee upon internalization, whether through the acquisition of the Manager or its sub-advisors or certain assets of these entities. Because the structure of any transaction to effectuate the internalization of our management is not known to the Company currently and will not have been determined as of the effective date of the Registration Statement, and any form of an internalization transaction will not be material to the Company, the Company believes, and respectfully submits, that disclosure of the method of accounting of an internalization transaction is not required and would not be helpful to investors.

Should the Manager’s Historical Financial Statements and Pro Forma Financial Statements be Included in the Prospectus? The Company believes that these financial statements are not required to be included in the prospectus. Under Rules 3-05(b)(2) and 11-01 of Regulation S-X (“Reg S-X”), financial statements of a business to be acquired and the related pro forma financial

Ms. Karen J. Garnett

June 2, 2009

statements are not required in a registration statement when none of the conditions in the definition of significant subsidiary in Rule 1-02(w) of Reg S-X exceeds 20%. Rule 3-05(b)(1) of Reg S-X is not applicable for purposes of this registration statement because securities are not being registered in connection with the internalization of the Manager. The Company does not believe that the internalization of the Manager will exceed the conditions in Rule 1-02(w) of Reg S-X because of the following reasons:

•

The Company’s and its subsidiary’s investment in and advances to the Manager would not have exceeded 20% of the total assets of the Company and its subsidiary on a consolidated basis as of December 31, 2008. As of December 31, 2008, the Company and its subsidiary had no advances outstanding to the Manager and held a 19% non-voting limited partnership interest in Sharpridge Capital Management (the “19% interest”), which owns 50% of the membership interests in the Manager. As of December 31, 2008, the 19% interest had a value of $0.0 and the total assets of the Company and its subsidiary on a consolidated basis were $702.4 million. As a result, the Company’s and its subsidiary’s investment in the Manager was 0.0% of the total assets of the Company and its subsidiary on a consolidated basis as of December 31, 2008.

•

The Company’s and its subsidiary’s proportionate share of the total assets of the Manager or Sharpridge Capital Management (the “Sub-advisor”), which performs most of the Manager’s obligations under the management agreement, after internalization would not have exceeded 20% of the total assets of the Company and its subsidiary on a consolidated basis as of December 31, 2008. As of December 31, 2008, the total assets of the Manager, the Sub-advisor and the Company were $0.1 million, $0.9 million and $702.4 million, respectively. As a result, the Company’s and its subsidiary’s proportionate share of the total assets of the Manager and Sub-advisor after internalization would have been 0.0% and 0.1%, respectively, of the total assets of the Company and its subsidiary on a consolidated basis as of December 31, 2008.

•

The Company’s and its subsidiary’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Manager would not have exceeded

Ms. Karen J. Garnett

June 2, 2009

20% of such income of the Company and its subsidiary on a consolidated basis for the year ended December 31, 2008. For the year ended December 31, 2008, the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Manager, the Sub-advisor and the Company was $0.0, ($0.1) million and ($39.2) million, respectively. As a result, the Company’s and its subsidiary’s equity in such income of the Manager and the Sub-advisor after internalization would have been 0.0% and 0.1%, respectively, of such income of the Company and its subsidiary on a consolidated basis as of December 31, 2008.

Should the Company Include a Discussion in the MD&A Portion of the Prospectus Regarding the Effect on Operating Expenses of being Internally Versus Externally Managed? Item 303(a)(3) of Regulation S-K requires the disclosure of any known trends or uncertainties that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations or if the registrant knows of events that will cause a material change in the relationship between costs and revenues (such as known future increases in costs of labor or materials or price increases or inventory adjustments). As the Company has disclosed throughout the prospectus, the Company intends to internalize its management as soon as reasonably practicable after the completion of this offering. Due to the preliminary nature of the discussions relating to internalization, however, the Company cannot provide any assurances that internalization will occur or on what terms it may be completed. Based upon a number of factors, including the Manager’s and the Company’s current non-investment expenses, which is the Company’s equivalent financial metric to operating expenses, and the expected compensation expenses for the individuals that the Company currently anticipates to be employed upon internalization, the Company does not expect its non-investment expenses as a percentage of total net assets to increase or decrease materially after internalization as compared to non-investment expenses as a percentage of total net assets upon completion of the offering. As a result, the Company does not expect internalization to have a material favorable or unfavorable impact on net income from continuing operations. Based upon this determination, the Company believes, and respectfully submits, that it is not required to include a discussion in the MD&A portion of the prospectus regarding the effect on operating expenses of being internally versus externally managed.

Ms. Karen J. Garnett

June 2, 2009

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8388.

Very truly yours,

/s/ S. Gregory Cope

Enclosure

cc:	Kevin E. Grant

Thomas A. Rosenbloom

Daniel M. LeBey

David J. Goldschmidt